Exhibit 99.1

St. John's, NL – August 26, 2020

FORTIS INC. TO HOLD TELECONFERENCE ON SEPTEMBER 23

TO DISCUSS NEW FIVE-YEAR OUTLOOK

Fortis Inc. ("Fortis" or the "Corporation") (TSX/NYSE: FTS) will release its new five-year outlook for the period 2021-2025 on Wednesday, September 23, 2020. A teleconference and webcast will be held the same day at 8:30 a.m. (Eastern). Barry Perry, President and Chief Executive Officer, Jocelyn Perry, Executive Vice President and Chief Financial Officer, David Hutchens, Executive Vice President and Chief Operating Officer and CEOs from certain subsidiaries will provide an update on operations and the business outlook for 2021 to 2025 including the capital plan and sustainability initiatives.

The decision to move to a virtual teleconference in lieu of an in-person investor day was made for the safety and health of Fortis shareholders, employees, analysts and the broader investment community in response to the COVID-19 pandemic.

Shareholders, analysts, members of the media and other interested parties in North America are invited to participate by calling 1.877.223.4471. International participants may participate by calling 647.788.4922. Please dial in 10 minutes prior to the start of the call. No pass code is required.

A live and archived audio webcast of the teleconference will be available on the Corporation's website, www.fortisinc.com. A replay of the conference will be available two hours after the conclusion of the call until October 23, 2020. Please call 1.800.585.8367 or 416.621.4642 and enter pass code 7849679.

About Fortis

Fortis is a well-diversified leader in the North American regulated electric and gas utility industry, with 2019 revenue of $8.8 billion and total assets of $56 billion as at June 30, 2020. The Corporation's 9,000 employees serve utility customers in five Canadian provinces, nine U.S. states and three Caribbean countries.

Fortis shares are listed on the TSX and NYSE and trade under the symbol FTS. Additional information can be accessed at www.fortisinc.com, www.sedar.com, or www.sec.gov.

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For further information contact

Investor Enquiries:

Ms. Stephanie Amaimo

Vice President, Investor Relations

Fortis Inc.

248.946.3572

investorrelations@fortisinc.com

Media Enquiries:

Ms. Karen McCarthy

Vice President, Communications and Corporate Affairs

Fortis Inc.

709.737.5323

media@fortisinc.com

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